INVESTMENT LAW GROUP

OF DAVIS GILLETT MOTTERN & SIMS, LLC

1230 Peachtree Street NE

Suite 2445

Atlanta, Georgia 30309

____________________

Telephone: (404) 607-6933 Facsimile: (678) 840-2126

June 27, 2013

Mary Cole, Esq.

Sheila Stout

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. St., N.E.

Washington, DC 20549

Re:        VII Peaks-KBR Co-Optivist Income BDC II, Inc.

Comments to Form N-2, Post-Effective Amendment No. 3

Filed June 6, 2013

File No. 333-176182

Dear Ms. Cole and Ms. Stout:

I am writing as counsel to VII Peaks-KBR Co-Optivist Income BDC II, Inc. (the “Company”) to follow-up our phone conversation this morning regarding the Post-Effective Amendment No. 3 to the Company’s Form N-2 filed on June 6, 2013, and the proposed amendments to the financial statements of the Company. Below is the Company’s response to the issues we discussed:

1.	The Company plans to amend its financial statements for the year ended December 31, 2012 as follows:

a.	Attached hereto as Exhibit A is a revised version of “Note 5. Related Party Transactions” to the Company’s financial statements for the year ended December 31, 2012.

b.	Attached hereto as Exhibit B is a revised version of “Note 3. Organizational and Offering Expenses” (which will be renamed “Note 3. Restatement of previously issued financial statements”) to the Company’s financial statements for the year ended December 31, 2012.

c.	Attached hereto as Exhibit C is a revised version of the subheading “Organizational and Offering Costs” which appears in “Note 2. Summary of Significant Accounting Policies.”

2.	The Company will make comparable changes to the notes discussed in paragraph 1 herein financial statements it will file in amendments to its other reports filed under Sections 13 and 15 of the Securities Exchange Act, and the financial statements it includes in a post-effective amendment to its Form N-2 registration statement.

INVESTMENT LAW GROUP

OF DAVIS GILLETT MOTTERN & SIMS, LLC

Letter to Mary Cole, Esq. and Sheila Stout

June 27, 2013

3.	The Company confirms that its removal of the accrual for incentive fees in fiscal 2012 was the result of the reversal of its accrual for organization and offering expenses in 2011, which had the effect of decreasing net investment income in 2012. The resulting decrease in net investment income in 2012 resulted in the elimination of the incentive fee accrual (which in any event had been waived in 2012).

4.	The Company has investigated the issues we discussed regarding the amounts reported as “Due from related party” and “Management and incentive fees payable.” After investigation, the Company’s revised financials for 2012 will report the “Due from related party” amount as $534, which is the amount of the expense support payment accrued for 2012. The “Management and incentive fee payable” amount will be $0, and accordingly the line will be removed from the balance sheet.

5.	The Company also confirms that it will revise its past financial statements to only expense organization and offering expenses to the extent they are payable under the investment advisory agreement at the rate of 1.5% of gross offering proceeds, and will follow the same treatment in future financial statements. The Company also confirms that it does not have any recoupment rights in its investment advisory agreement or its expense support agreement. Finally, to clear up something that we discussed in prior calls and correspondence, the Company will not be amending its investment advisory agreement with the manager to provide a three year limit on recoupment since there is no recoupment right in such agreement as it stands.

We look forward to discussing this with you after you have had a chance to review it, and answering any questions that you have.

Very truly yours,

INVESTMENT LAW GROUP OF DAVIS GILLETT MOTTERN & SIMS, LLC

/s/ Robert J. Mottern

Robert J. Mottern, Esq.

INVESTMENT LAW GROUP

OF DAVIS GILLETT MOTTERN & SIMS, LLC

Letter to Mary Cole, Esq. and Sheila Stout

June 27, 2013

I, Gurpreet S. Chandhoke, hereby certify that I have read the foregoing letter dated June 27, 2013, by Robert J. Mottern, counsel for the VII Peaks-KBR Co-Optivist Income BDC II, Inc. and I acknowledge that the Company is responsible for the adequacy and accuracy of the statements in the letter, that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

VII Peaks-KBR Co-Optivist Income BDC II, Inc.

/s/ Gurpreet S. Chandhoke

Gurpreet S. Chandhoke, Chief Executive Officer

INVESTMENT LAW GROUP

OF DAVIS GILLETT MOTTERN & SIMS, LLC

Letter to Mary Cole, Esq. and Sheila Stout

June 27, 2013

EXHIBIT A

Note 5.  Related Party Transactions

The Fund is managed by the Manager. The Manager is wholly-owned by VII Peaks-KBR, LLC which is a joint venture between VII Peaks Capital, LLC (“VII Peaks”), and KBR Capital Advisors, LLC (“KBR”).

Investment Advisory Agreement

The Fund has entered into an investment advisory agreement with the Manager to manage the Fund’s investment activities. Pursuant to the investment advisory agreement, the Manager implements the Fund’s business strategy on a day-to-day basis and performs certain services for us, subject to oversight by our board of directors. The Manager is responsible for, among other duties, determining investment criteria, sourcing, analyzing and executing investment transactions, asset sales, financings and performing asset management duties. Under the investment advisory agreement, the Manager is entitled to a base management and incentive fee as outlined in the Investment Advisory Agreement with the Fund. The base management fee is 2% of net assets below $100 million; 1.75% of net assets between $100 million and $250 million; and 1.5% of net assets over $250 million. For the year ended December 31, 2012, the Fund incurred $0.06 million in base management fees.

The incentive fee has two parts. The first part, the subordinated incentive fee on income, is calculated and payable quarterly in arrears based upon the Fund’s “pre-incentive fee net investment income” for the immediately preceding quarter. The subordinated incentive fee on income is 20% of pre-incentive net investment income subject to a quarterly return to investors, expressed as a rate of return on adjusted capital at the beginning of the most recently completed calendar quarter, of 2.0% (8.0% annualized). The second part of the incentive fee, the incentive fee on capital gains, is an incentive fee on capital gains earned on liquidated investments from the portfolio and is determined and payable in arrears as of the end of each calendar year (or upon termination of the investment advisory agreement). This fee equals 20% of the Fund’s incentive fee capital gains, which will equal the Fund’s realized capital gains on a cumulative basis from inception, calculated as of the end of each calendar year, computed net of all realized capital losses and unrealized capital depreciation on a cumulative basis, less the aggregate amount of any previously paid capital gains incentive fees. For the year ended December 31, 2012, the Fund did not incur any incentive fees related to net investment income or capital gains.

Under US GAAP, the Fund calculates capital gains incentive fees as if the Fund had realized all assets at their fair values and liabilities at their settlement amounts as of the reporting date. GAAP requires that the capital gains incentive fee accrual assume the cumulative aggregate unrealized capital appreciation is realized, even though such unrealized capital appreciation is not payable under the investment advisory agreement. Accordingly, the Fund accrues a provisional capital gains incentive fee taking into account any unrealized gains or losses. There can be no assurance that such unrealized capital appreciation will be realized in the future and that the provisional capital gains incentive fee will become payable.

Under the investment advisory agreement, the Manager bears all offering and organizational expenses. Pursuant to the terms of the investment advisory agreement, the Fund has agreed to reimburse the Manager for any such organizational and offering expenses incurred by the Manager not to exceed 1.5% of the gross subscriptions raised by the Fund over the course of the offering period, which is currently scheduled to terminate two years from the initial offering date, unless extended.

INVESTMENT LAW GROUP

OF DAVIS GILLETT MOTTERN & SIMS, LLC

Letter to Mary Cole, Esq. and Sheila Stout

June 27, 2013

During the year ended December 31, 2012 and for the period from August 4, 2011 (inception) through December 31, 2011, the Manager incurred organizational and offering costs of $975,000 and $454,000, respectively. Of the total $1,429,000 organizational and offering costs incurred from inception through December 31, 2012, $143,000 was reimbursed to the Manager during the year ended December 31, 2012. The remaining unreimbursed amount will be eligible for reimbursement to the extent the Fund receives subscriptions until March 1, 2014, which is the currently scheduled date that the offering period ends, unless it is extended. Organizational and offering expenses paid for by the Manager and reimbursed by the Fund are expensed on the Fund’s statement of operations as they are payable to the Manager.

Expense Reimbursement Agreement

On November 9, 2012, the Fund entered into an expense reimbursement agreement with the Manager, under which the Manager agreed to reimburse the Fund for all U.S. GAAP compliant expenses recognized on the quarterly financial statements of the Fund for 2012, retroactive to the date of formation of the Fund on August 3, 2011. In 2013, the expense reimbursement agreement was modified to exclude management fees and incentive fees payable to the Manager effective as of January 1, 2013. The Fund recognizes a receivable on its books for the amount due from the Manager under the expense reimbursement agreement, and the Manager recognizes a liability on its books in the same amount. The expense reimbursement agreement allows the Manager and the Fund to offset the receivable in favor of the Fund created under the expense reimbursement agreement against the contingent payable owed by the Fund to the Manager under the investment advisory agreement, resulting in a net receivable or payable position. As of December 31, 2012, the Manager was indebted to the Fund for $534,000 of expense reimbursements under the expense reimbursement agreement.

The expense reimbursement agreement expires on the earlier of August 3, 2014 or the start of the quarter in which the Fund reaches $75 million in net assets. Amounts reimbursed by the Manager under the expense reimbursement agreement are not subject to recoupment by the Manager at a later date.

Administration Agreement

The Fund has also entered into an administration agreement with the Manager under which the Manager provides the Fund with office facilities, equipment and clerical, bookkeeping and record keeping services at such facilities and provides or oversees the performance of, the Fund’s required administrative services, which include, among other things, being responsible for the financial records which the Fund is required to maintain and preparing reports to its stockholders. The Manager is reimbursed amounts based on allocable portion of overhead costs under this agreement. For the year ended December 31, 2012, the Fund reimbursed the Manager for $24,000 in administration expenses under the administration agreement.

Dealer Manager Agreement

KBR Capital Markets, LLC (the “Dealer Manager”) is an affiliate of KBR, and is a licensed broker-dealer registered with the Financial Industry Regulatory Authority (“FINRA”) and serves as the Dealer Manager for the Fund’s public offering of shares of common stock. The Dealer Manager receives selling commissions of 7% of gross offering proceeds, all of which is expected to be re-allowed to selected dealers, and a dealer manager fee of up to 3% of gross offering proceeds, all or a portion of which may be re-allowed to selected dealers.

INVESTMENT LAW GROUP

OF DAVIS GILLETT MOTTERN & SIMS, LLC

Letter to Mary Cole, Esq. and Sheila Stout

June 27, 2013

EXHIBIT B

Note 3. Restatement of previously issued financial statements.

As discussed in Note 2, during the second quarter of fiscal 2013, the Fund determined that it was necessary to change its method of accounting for organization and offering expenses in order to correct an error. Previously, the Fund expensed all organization costs as they were incurred by the Manager. Previously, the Fund capitalized all offering expenses incurred prior to the date of commencement of operations (July 12, 2012) as deferred offering costs and amortized that amount over 12 months from the date of commencement of operations, and expensed all offering costs incurred by the Manager after the commencement of operations as they were incurred by the Manager. However, because the Fund is only obligated to reimburse the Manager to the extent of 1.5% of gross offering proceeds, the Fund is restating its financial statements to reflect the expense and obligation to the Manager only as they are become payable to the Manager, i.e., at 1.5% of offering proceeds. The following table summarizes the effects of the restatement on the specific items presented in the Company’s historical financial statements previously included in the Annual Report.

Statement of Assets and Liabilities
	December 31, 2012		December 31, 2011

	As previously reported	As restated	As previously reported	As restated

Due from related party	$107	$534	$-	$-
Deferred offering costs	449	-	354	-
Total assets	8,549	8,527	555	201
Management and incentive fee payable	21	-	-	-
Due to related party	-	-	455	-
Accumulated distribution in excess of net investment income	(104)	(105)	(105)	-
Retained earnings (deficit)	-	-	-	(4)
Total net assets	$8,337	$8,336	$96	$197

Statement of Operations

Incentive fees	$41	$-	$-	$-
General and administrative	118	127	-	4
Offering expenses	831	-	-	-
Organizational expense	63	143	105	105
Expense before expense reimbursement	1,313	530	105	4
Waiver of incentive fee	(41)	-	-	-
Expense reimbursement	(1,377)	(534)	-	-
Total expenses net of expense reimbursements	(105)	(4)	105	$4
Net investment income	251	150	(105)	(4)
Net increase (decrease) in net assets resulting from operations	$132	$31	$(105)	$(4)

Per share information - basic and diluted
Net investment income	1.02	0.61	(1,160.35)	(44.44)
Net increase (decrease) in net assets resulting from operations	0.54	0.13	(1,160.35)	(44.44)

INVESTMENT LAW GROUP

OF DAVIS GILLETT MOTTERN & SIMS, LLC

Letter to Mary Cole, Esq. and Sheila Stout

June 27, 2013

EXHIBIT C

Note 2.  Summary of Significant Accounting Policies

Organizational and Offering Costs

The Fund is a closed-end fund with a continuous offering period. Under the investment advisory agreement between the Fund and the Manager, our Manager fronts the cost of the organizational and offering expenses which are reimbursable by the Fund with up to 1.5% of the gross offering proceeds. Because we are contingently obligated to reimburse the Manager from such costs at 1.5% of future proceeds, in the second quarter of 2013 the Fund determined that a correction of an error was necessary to change its method of accounting for organizational and offering costs from expensing these costs at the commencement of operations to expensing only as 1.5% of gross offering proceeds are paid to the Manager. The impact of this correction is further explained in Note 3.